Exhibit 99.1

press release

ArcelorMittal announces closing of its first share buyback program and commencement of a second program

04 March 2021 17:35 CET

ArcelorMittal today announces that it has completed the share buyback program announced on 15 February 2021 under the authorization given by the annual general meeting of shareholders of 13 June 2020 (the ‘AGM Authorization’). By market close on 3 March 2021, ArcelorMittal had repurchased 27,113,321 million shares for a total value of approximately €536,570,952.53 (equivalent to US$649,999,934.95) at an approximate average price per share of €19.79. All details are available on the Company’s website at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program.

As also announced on 15 February 2021, ArcelorMittal will today commence a second share buyback program (the ‘Program’) for an aggregate amount of US$570 million, in-line with the Company’s new capital returns policy published on 11 February 2021 in the Company’s fourth quarter and full year 2020 financial results. This share buyback program will be completed by 31 December 2021.

The shares acquired under the Program are intended:

1)	to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities, and/or;
2)	to reduce its share capital.
ArcelorMittal intends to repurchase shares for an aggregate maximum amount of US$570 million in accordance with the AGM Authorization and applicable market abuse regulations. The Program will commence today [1].
[1] The Significant Shareholder has declared its intention to enter into a share repurchase agreement with ArcelorMittal, to sell each trading day on which ArcelorMittal has purchased shares under the Program, an equivalent number of shares, at the proportion of the Significant Shareholder’s stake in the Company of 36.34% of issued and outstanding shares of ArcelorMittal, at the same price as the shares repurchased on the market. The effect of the share repurchase agreement is to maintain the Significant Shareholder’s voting rights in ArcelorMittal’s issued share capital (net of treasury shares) at the current level, pursuant to the Program.

ENDS